UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(a)

(Amendment No. )*

Charming Shoppes, Inc.

(Name of Issuer)

Common Stock, $0.10 per value

(Title of Class of Securities)

161133103

(CUSIP Number)

MARRAN OGILVIE, ESQ.

RAMIUS CAPITAL GROUP, LLC

666 Third Avenue, 26th Floor

New York, New York 10017

(212) 845-7900

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 11, 2008

(Date of Event Which Requires Filing

of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box:[ ].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

______________

*          The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

          The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

(Page 1 of 28 Pages)

CUSIP No. 161133103	Page 2 of 28 Pages

1)	NAME OF REPORTING PERSON

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	1,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,000
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 161133103	Page 3 of 28 Pages

1)	NAME OF REPORTING PERSON

RGG ENTERPRISE, LTD

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 161133103	Page 4 of 28 Pages

1)	NAME OF REPORTING PERSON

RCG PB, LTD

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 161133103	Page 5 of 28 Pages

1)	NAME OF REPORTING PERSON

RCG LATITUDE MASTER FUND, LTD

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
WC

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14)	TYPE OF REPORTING PERSON
CO

CUSIP No. 161133103	Page 6 of 28 Pages

1)	NAME OF REPORTING PERSON

RAMIUS ADVISORS, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 161133103	Page 7 of 28 Pages

1)	NAME OF REPORTING PERSON

RCG STARBOARD ADVISORS, LLC

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,000
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 161133103	Page 8 of 28 Pages

1)	NAME OF REPORTING PERSON

RAMIUS CAPITAL GROUP, L.L.C.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,000
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Les than 1%

14)	TYPE OF REPORTING PERSON
IA, OO

CUSIP No. 161133103	Page 9 of 28 Pages

1)	NAME OF REPORTING PERSON

C4S & CO., L.L.C.

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

7) SOLE VOTING POWER
NUMBER OF	1,000
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	0
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	1,000
WITH
10) SHARED DISPOSITIVE POWER
0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14)	TYPE OF REPORTING PERSON
OO

CUSIP No. 161133103	Page 10 of 28 Pages

1)	NAME OF REPORTING PERSON

PETER A. COHEN

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
1,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 161133103	Page 11 of 28 Pages

1)	NAME OF REPORTING PERSON

MORGAN B. STARK

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
1,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 161133103	Page 12 of 28 Pages

1)	NAME OF REPORTING PERSON

JEFFREY M. SOLOMON

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
1,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14)	TYPE OF REPORTING PERSON
IN

CUSIP No. 161133103	Page 13 of 28 Pages

1)	NAME OF REPORTING PERSON

THOMAS W. STRAUSS

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	☒
		(b)	☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS
OO

5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
	PURSUANT TO ITEMS 2(d) OR 2(e)	☐

6)	CITIZENSHIP OR PLACE OF ORGANIZATION
USA

7) SOLE VOTING POWER
NUMBER OF	0
SHARES
BENEFICIALLY	8) SHARED VOTING POWER
OWNED BY	1,000
EACH
REPORTING	9) SOLE DISPOSITIVE POWER
PERSON	0
WITH
10) SHARED DISPOSITIVE POWER
1,000

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,000

12)	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
Less than 1%

14)	TYPE OF REPORTING PERSON
IN

Page 14 of 28 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This Statement relates to shares of the Common Stock, $0.10 par value (the “Shares”), of Charming Shoppes, Inc. (the “Issuer”). The address of the principal executive offices of the Issuer is 450 Winks Lane, Bensalem, Pennsylvania, 19020.

Item 2.	Identity and Background.

(a)	This Statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd., a Cayman Islands exempted company (“Starboard”), with respect to the Shares directly and beneficially owned by it;

(ii)	RCG Enterprise, Ltd, a Cayman Islands exempted company (“Enterprise”);

(iii)	RCG PB, Ltd, a Cayman Islands exempted company (“RCG PB”);

(iv)	RCG Latitude Master Fund, Ltd, a Cayman Islands exempted company (“Latitude”);

(v)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of RCG PB;

(vi)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Starboard;

(vii)

Ramius Capital Group, L.L.C., a Delaware limited liability company (“Ramius Capital”), who serves as the sole member of RCG Starboard Advisors and Ramius Advisors, the investment advisor of Latitude and the investment manager of Enterprise;

(viii)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius Capital;

(ix)	Peter A. Cohen (“Mr. Cohen”), who serves as one of the managing members of C4S;

(x)	Morgan B. Stark (“Mr. Stark”), who serves as one of the managing members of C4S;

(xi)	Thomas W. Strauss (“Mr. Strauss”), who serves as one of the managing members of C4S; and

Page 15 of 28 Pages

(xii)	Jeffrey M. Solomon (“Mr. Solomon”), who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)          The address of the principal office of each of RCG Starboard Advisors, Ramius Capital, C4S, Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon is 666 Third Avenue, 26th Floor, New York, New York 10017.

The address of the principal office of each of Starboard, Enterprise, RCG PB and Latitude is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies. The officers and directors of each of Starboard, Enterprise, RCG PB and Latitude and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.

(c)            The principal business of each of Starboard, Enterprise, RCG PB and Latitude is serving as a private investment fund. The principal business of Ramius Advisors is acting as the investment advisor of RCG PB. The principal business of RCG Starboard Advisors is acting as the investment manager of Starboard. Ramius Capital is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of RCG Starboard Advisors and Ramius Advisors, the investment advisor of Latitude and the investment manager of Enterprise. C4S serves as managing member of Ramius Capital. Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)          No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)          No Reporting Person, nor any person listed on Schedule B annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

The Shares purchased by each of Starboard, Enterprise, RCG PB and Latitude were purchased with their working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein. The aggregate purchase cost of the 1,000 Shares beneficially owned by Starboard is approximately $4,989, excluding brokerage commissions.

Page 16 of 28 Pages

Certain sale transactions in the Shares reported in this Statement by Enterprise were short positions acquired by Enterprise in private transactions with various transferors for which Ramius Capital or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager. Ramius Capital is the investment manager of Enterprise. Enterprise assumed from such transferors a short position of 163,218 Shares on December 31, 2007. Such transferors had, within the 60 days prior to the filing of this Statement, effected the following transactions in the Shares: 11/20/07 sold 13,008 Shares at a price per Share of $6.3000; 11/26/07 sold 104,048 Shares at a price per Share of $5.5870; 11/27/07 purchased 23,013 Shares at a price per Share of $5.4375; 11/27/07 sold 9,360 Shares at a price per Share of $5.4400; 11/28/07 purchased 14,820 Shares at a price per Share of $5.6174; 11/29/07 purchased 16,000 Shares at a price per Share of $5.4393; 12/3/07 purchased 19,656 Shares at a price per Share of $5.4284; 12/4/07 purchased 32,000 Shares at a price per Share of $5.2580; 12/4/07 sold 14,048 Shares at a price per Share of $5.2800; 12/12/07 sold 47,576 Shares at a price per Share of $5.0942; 12/12/07 sold 32,000 Shares at a price per Share of $5.1592; 12/13/07 sold 13,424 Shares at a price per Share of $5.1100; 12/26/07 purchased 4,160 Shares at a price per Share of $5.2888; 12/27/07 purchased 31,558 Shares at a price per Share of $5.3565; 12/27/07 purchased 321 Shares at a price per Share of $5.3000; 12/28/07 purchased 1,549 Shares at a price per Share of $5.3500; 12/28/07 purchased 43,206 Shares at a price per Share of $5.3687; 12/31/07 purchased 8,300 Shares at a price per Share of $5.3499. All purchases and sales of Shares referenced above were funded by working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business. The Reporting Persons do not believe that the information contained in this paragraph is called for by the Items of Schedule 13D and are disclosing it for supplemental informational purposes only.

Item 4.	Purpose of Transaction.

The Reporting Persons purchased the Shares based on the Reporting Persons’ belief that the Shares, when purchased, were undervalued and represented an attractive investment opportunity.

As of January 17, 2008, the Reporting Persons owned a position in the Issuer’s 1.125% Senior Convertible Notes due 2014 (the “Notes”). As of January 17, 2008, the Notes were not convertible into Shares due to the trading price of the Shares relative to the conversion thresholds set forth in the Notes. The Reporting Person’s trading activity in the Shares, include short sales, is related, in part, to a hedging strategy in connection with the Notes.

In late 2007, certain of the Reporting Persons had conversations with representatives of Myca Partners, Inc. (“Myca Partners”) regarding the possibility of forming a Section 13(d) group to execute upon an investment strategy with respect to the Issuer. The Reporting Persons ultimately decided not to form such a group with Myca Partners. Myca Partners proceeded to form a Section 13(d) group with respect to the Issuer with certain affiliates of Crescendo Partners, L.P. on January 11, 2008. The Reporting Persons are not members of such group and will make their own independent investment, voting and disposition decisions with respect to the Issuer.

Page 17 of 28 Pages

No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors including, without limitation, the Issuer's financial position and investment strategy, the price levels of the Shares, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional Shares, selling some or all of their Shares, engaging in short selling of or any hedging or similar transaction with respect to the Shares or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 116,694,356 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 7, 2007.

A.	Starboard

(a)	As of the close of business on January 17, 2008, Starboard beneficially owned 1,000 Shares.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 1,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,000

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard in the past 60 days are set forth in Schedule A and are incorporated by reference.

B.	Enterprise

(a)	As of the close of business on January 17, 2008, Enterprise beneficially owned 0 Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise in the past 60 days are set forth in Schedule A and are incorporated by reference.

Page 18 of 28 Pages

C.	RCG PB
(a)	As of the close of business on January 17, 2008, RCG PB beneficially owned 0 Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB in the past 60 days are set forth in Schedule A and are incorporated by reference.
D.	Latitude
(a)	As of the close of business on January 17, 2008, Latitude beneficially owned 0 Shares.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Latitude in the past 60 days are set forth in Schedule A and are incorporated by reference.
E.	Ramius Advisors
(a)	As of the close of business on January 17, 2008, as the investment advisor of RCG PB, Ramius Advisors may be deemed the beneficial owner of the Shares owned by RCG PB.

Percentage: 0%.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 0

(c)

Ramius Advisors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of RCG PB, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

Page 19 of 28 Pages

F.	RCG Starboard Advisors
(a)	As of the close of business on January 17, 2008, as the investment manager of Starboard, RCG Starboard Advisors may be deemed the beneficial owner of the 1,000 Shares owned by Starboard.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 1,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,000

4. Shared power to dispose or direct the disposition: 0

(c)

RCG Starboard Advisors did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard, which were all in the open market, are set forth in Schedule A and are incorporated by reference.

G.	Ramius Capital
(a)

As of the close of business on January 17, 2008, as the sole member of RCG Starboard Advisors and Ramius Advisors, the investment advisor of Latitude and the investment manager of Enterprise, Ramius Capital may be deemed the beneficial owner of the Shares owned by Starboard, Enterprise, RCG PB and Latitude.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 1,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,000

4. Shared power to dispose or direct the disposition: 0

(c)

Ramius Capital did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard, Enterprise, RCG PB and Latitude, which were all in the open market, except as otherwise noted, are set forth in Schedule A and are incorporated by reference.

H.	C4S
(a)	As of the close of business on January 17, 2008, as the managing member of Ramius Capital, C4S may be deemed the beneficial owner of the Shares owned by Starboard, Enterprise, RCG PB and Latitude.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 1,000

2. Shared power to vote or direct vote: 0

3. Sole power to dispose or direct the disposition: 1,000

4. Shared power to dispose or direct the disposition: 0

(c)

C4S did not enter into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard, Enterprise, RCG PB and Latitude, which were all in the open market, except as otherwise noted, are set forth in Schedule A and are incorporated by reference.

Page 20 of 28 Pages

I.	Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon
(a)

As of the close of business on January 17, 2008, as the managing members of C4S, each of Mr. Cohen, Mr. Stark, Mr. Strauss and Mr. Solomon may be deemed the beneficial owner of the Shares owned by Starboard, Enterprise, RCG PB and Latitude.

Percentage: Less than 1%.

(b)	1. Sole power to vote or direct vote: 0

2. Shared power to vote or direct vote: 1,000

3. Sole power to dispose or direct the disposition: 0

4. Shared power to dispose or direct the disposition: 1,000

(c)

None of Mr. Cohen, Mr. Stark, Mr. Strauss or Mr. Solomon has entered into any transactions in the Shares in the past 60 days. The transactions in the Shares in the past 60 days on behalf of Starboard, Enterprise, RCG PB and Latitude, which were all in the open market, except as otherwise noted, are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such shares of the Common Stock.
(e)	As of the date of this filing, the Reporting Persons are not the collective beneficial owners of more than 5% of the Shares of the Issuer.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to
Securities of the Issuer.

Ramius Capital is the trading advisor to a managed account and has the power to direct some of such account’s affairs, including decisions with respect to the purchase and sale of Shares. As a result, Ramius Capital may be deemed the beneficial owner of the Shares held in such account. Transactions in the Shares on behalf of such account by Ramius Capital in the past 60 days are set forth in Schedule A.

On January 11, 2008, RCG Starboard Advisors entered into a fee arrangement with Myca Partners relating to certain fees payable to Myca Partners by RCG Starboard Advisors for previously identifying the Issuer as a potential investment opportunity (the “Fee Arrangement”).  Pursuant to the terms of the Fee Arrangement, RCG Starboard Advisors agreed to pay Myca Partners an upfront fee and a fee based on the Net Profits (as defined in the Fee Arrangement) on the investment by certain of RCG Starboard Advisors’ affiliates in the Issuer.  The Fee Arrangement confirms that Myca Partners and RCG Starboard Advisors and its affiliates will make their own independent investment, voting and disposition decisions with respect to the Issuer.  A copy of the Fee Arrangement is attached as Exhibit 99.3 hereto and incorporated herein by reference.

Page 21 of 28 Pages

Myca Partners, RCG Starboard Advisors and the other Reporting Persons have not formed a Section 13(d) group with respect to the Issuer, but the Reporting Persons have decided to file this Schedule 13D based on the fact that they had conversations with representatives of Myca Partners about forming such a group and then decided not to pursue such an arrangement, as described in Item 4.

On January 18, 2008, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

Exhibit 99.1

Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd., RCG Enterprise, Ltd, RCG PB, Ltd, RCG Latitude Master Fund, Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated January 18, 2008.

Exhibit 99.2	Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.
Exhibit 99.3	Fee Arrangement, dated January 11, 2007, by and between Myca Partners, Inc. and RCG Starboard Advisors, LLC.

Page 22 of 28 Pages

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:	January 18, 2008

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

By: RCG Starboard Advisors, LLC,
its investment manager

RCG ENTERPRISE, LTD

By: Ramius Capital Group, L.L.C., its investment manager

RCG PB, LTD

By: Ramius Advisors, LLC, its investment advisor

RCG LATITUDE MASTER FUND, LTD

By: Ramius Capital Group, L.L.C., its investment advisor

RAMIUS ADVISORS, LLC

By: Ramius Capital Group, L.L.C.,
its sole member

RCG STARBOARD ADVISORS, LLC

By: Ramius Capital Group, L.L.C.,
its sole member

RAMIUS CAPITAL GROUP, L.L.C.

By: C4S & Co., L.L.C.,
as managing member

C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
Name: Jeffrey M. Solomon
Title: Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON
Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

Page 23 of 28 Pages

SCHEDULE A

Transactions in the Shares During the Past 60 Days

Shares of Common Stock Purchased / (Sold)	Price Per Share($)	Date of Purchase / Sale

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD.

(68,292)	6.3000	11/20/07
(546,252)	5.5870	11/26/07
120,817	5.4375	11/27/07
(49,140)	5.4400	11/27/07
77,802	5.6173	11/28/07
84,000	5.4393	11/29/07
103,194	5.4284	12/3/07
(1,000)	7.0270	12/3/07
1,000	7.0270	12/3/07
168,000	5.2580	12/4/07
(73,752)	5.2800	12/4/07
(168,000)	5.1592	12/12/07
(249,774)	5.0942	12/12/07
(70,476)	5.1100	12/13/07
21,840	5.2888	12/26/07
165,680	5.3565	12/27/07
1683	5.3000	12/27/07
8,127	5.3500	12/28/07
226,630	5.3687	12/28/07
43,575	5.3498	12/31/07
135,894	5.3895	1/2/08
107,291	5.3931	1/2/08
5115,332	5.4046	1/3/08
65,904	5.4000	1/3/08
276,795	5.4000	1/3/08
89,928	5.0360	1/4/08
65,956	4.9890	1/4/08

Page 24 of 28 Pages

RCG ENTERPRISE, LTD

(163,218) *	5.4100	12/31/07
25,884	5.3895	1/7/08
20,436	5.3931	1/7/08
21,968	5.4046	1/8/08
12,553	5.4000	1/8/08
52,723	5.4000	1/8/08
17,091	5.0360	1/9/08
12,563	4.9890	1/9/08

RCG PB, LTD

7,610	5.2700	12/4/07
24,821	5.3565	12/27/07
252	5.3000	12/27/07
1,216	5.3500	12/28/07
33,921	5.3687	12/28/07
6,529	5.3498	12/31/07
16,074	5.3931	1/2/08
20,359	5.3895	1/2/08
17,280	5.4046	1/3/08
41,470	5.4000	1/3/08
9,870	5.4000	1/3/08
9,840	4.9890	1/4/08
13,423	5.0360	1/4/08

RCG LATITUDE MASTER FUND, LTD

8,300	5.2700	12/4/07
27,078	5.3565	12/27/07
275	5.3000	12/27/07
1,327	5.3500	12/28/07

______________

*   Short position was assumed in private transactions with various transferors for which Ramius Capital Group, L.L.C. or an affiliate serves as the investment manager, the managing member or the managing member of the investment manager.

Page 25 of 28 Pages

37,005	5.3687	12/28/07
7,121	5.3498	12/31/07
17,535	5.3931	1/2/08
22,209	5.3895	1/2/08
18,850	5.4046	1/3/08
45,232	5.4000	1/3/08
10,773	5.4000	1/3/08
10,741	4.9890	1/4/08
14,639	5.0360	1/4/08

RAMIUS CAPITAL GROUP, L.L.C.**

690	5.2700	12/4/07
23	5.3000	12/27/07
2260	5.3565	12/27/07
111	5.3500	12/28/07
3088	5.3687	12/28/07
594	5.3498	12/31/07
1854	5.3895	1/2/08
1464	5.3931	1/2/08
1570	5.4046	1/3/08
3780	5.4000	1/3/08
900	5.4000	1/3/08
1216	5.0360	1/4/08
900	4.9890	1/4/08

______________
**	Transactions executed as trading advisor on behalf of a managed account.

Page 26 of 28 Pages

SCHEDULE B

Directors and Officers of Starboard Value and Opportunity Master Fund Ltd.

Name and Position	Principal Occupation	Principal Business Address

Mark Mitchell Director	Partner of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

Directors and Officers of RCG Enterprise, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

Page 27 of 28 Pages

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

Directors and Officers of RCG Latitude Master Fund, Ltd

Name and Position	Principal Occupation	Principal Business Address

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

Marran Ogilvie Director	General Counsel of Ramius Capital Group, L.L.C.	666 Third Avenue 26th Floor New York, New York 10017

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies

Page 28 of 28 Pages

EXHIBIT INDEX

Exhibit	Exhibit Number
Joint Filing Agreement by and among Starboard Value and Opportunity Master Fund Ltd., RCG Enterprise, Ltd, RCG PB, Ltd, RCG Latitude Master Fund, Ltd, Ramius Advisors, LLC, RCG Starboard Advisors, LLC, Ramius Capital Group, L.L.C., C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated January 18, 2008.	99.1
Power of Attorney for Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon, dated August 16, 2007.	99.2
Fee Arrangement, dated January 11, 2007, by and between Myca Partners, Inc. and RCG Starboard Advisors, LLC.	99.3